legal & compliance, llc

laura aNTHONy, esq. JOHN CACOMANOLIS, ESQ. CHAD FRIEND, ESQ., LLM LAZARUS ROTHSTEIN, ESQ. MARC S. WOOLF, ESQ. OF COUNSEL: CRAIG D. LINDER, ESQ. PETER P. LINDLEY, ESQ., CPA, MBA STUART REED, ESQ.	www.legalandcompliance.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM DIRECT E-MAIL: LANTHONY@LEGALANDCOMPLIANCE.COM

April 18, 2017

VIA ELECTRONIC EDGAR FILING

Dietrich A. King

Assistant Director

Office of Financial Services

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	IEG Holdings Corporation
Amendment No. 2 to Registration Statement on Form S-4
Filed April 7, 2017
File No. 333-215442
Schedule TO-T/A
Filed March 27, 2017
File No. 005-87962

Dear Mr. King:

We have electronically filed herewith on behalf of IEG Holdings Corporation (the “Company”) Amendment No. 3 to the above-referenced registration statement on Form S-4 (“Amendment No. 3”). Amendment No. 3 is marked to show changes made from the previous filing. In addition, we have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Paul Mathieson dated April 7, 2017. We trust you shall deem Amendment No. 3 and the contents of this transmittal letter responsive to your comment letter.

Form S-4/A Filed on April 7, 2017

General

Comment 1. Because you have revised your offer such that you are only offering to acquire up to approximately 4.99% of OneMain’s shares, please revise your disclosure throughout the prospectus to remove references to you and OneMain as a “combined” company.

Response: The Company acknowledges the Staff’s comment and has removed references throughout Amendment No. 3 to the Company and OneMain Holdings, Inc. (“OneMain”) as a “combined” company, except to the extent such references relate to the Company’s actual deliberations and analysis concerning the tender offer. See “The Offer—Background of the Offer and the Acquisition.”

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Dietrich A. King

April 18, 2017

The Offering

About IEG Holdings Corporation (see page 50), page 1

Comment 2. We note your response to comment 8. As previously requested, please disclose that you have a history of reporting recurring losses and failing to generate positive net cash flows from operations.

Response: The Company acknowledges the Staff’s comment and has included the relevant disclosure in the sections entitled “The Offering—About IEG Holdings Corporation” and “Information About IEG Holdings—Description of IEG Holdings’ Business.”

Comparative Market Price and Dividend Matters (see page 61), page 1

Comment 3. Please provide more recent price quotes for both your and OneMain’s common stock.

Response: The Company acknowledges the Staff’s comments and has provided recent price quotes for the Company’s and OneMain’s common stock throughout Amendment No. 3.

Risk Factors

General

Comment 4. We note your statement on page 46 that you focused on OneMain as a potential strategic acquisition, in part, because of “the substantial redundant cost structure” as you “already had the experience of moving from brick and mortar to online only.” Please consider adding risk factor disclosure to address the fact that, if you are successful in implementing your planned changes to OneMain’s operations, the conversion of its business model to an “online only” structure would entail more significant changes due to the significantly larger size of its assets and more complex structure of its operations.

Response: In Amendment No. 3, the Company has added a risk factor that addresses the Staff’s comment. See “Risk Factors—If we are successful in implementing proposed changes to OneMain’s operations, the conversion of OneMain’s business model to an “online only” may be more costly or difficult than anticipated.”

The Companies, page 45

Comment 5. We note that you provide your revenue and net losses for the years ended December 31, 2015 and 2016, respectively, while providing OneMain’s interest income and net income for the same periods. In order to facilitate comparison, please provide comparable figures for each company in this section.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure to provide comparable figures for each company.

Information about IEG Holdings, page 59

Comment 6. We note your response to our comment 57 and reissue our previous comment in full. Alternatively, tell us where you have made revisions addressing our comment.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure to provide the requested information. See “Information About IEG Holdings—Description of IEG Holdings’ Business—Additional Information Regarding Our Loan Portfolio.”

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Dietrich A. King

April 18, 2017

Corporate History, page 69

Comment 7. We note your response to comment 63. As previously requested, please disclose why IEG ceased doing business in Australia in 2012. Please refer to Item 101(a) of Regulation S-K and Item 14(a) of Form S-4 or tell us why you believe this information is not material to investors.

Response: The Company acknowledges the Staff’s comments and has expanded its disclosure in Amendment No. 3 to explain why IEG ceased doing business in Australia in 2012, as set forth below (see “Information About IEG Holdings—Description of IEG Holdings’ Business—Corporate History”):

In 2005, Mr. Mathieson, our Chief Executive Officer and sole director, founded IEG in Sydney, Australia. IEG launched the Amazing Loans business in Australia in 2005 and the Mr. Amazing Loans business in the United States via IEGC in 2010. From 2005 until 2012, Mr. Mathieson operated the Amazing Loans business through IEG in Australia. In 2012 following an extensive cost/benefit analysis, IEG’s management made a strategic decision to focus on its U.S. operations and cease its Australian operations. Management concluded that it should cease Australia operations due to the following:

●	a lack of funding opportunities for non-U.S. loan receivables,
●	the difficulties of operating in the Australian time zone compared to the Las Vegas time zone of its principal executive offices,
●	the Australian requirement to maintain a specific Australian lending license for Australian operations or to utilize expensive outsourcing for licensing,
●	the small size of the Australian consumer finance market as compared to the U.S. market (approximately 1/100th of the size),
●	the lack of automation opportunities in Australia due to the absence of instant access to FICO credit score information and other significant data only available for U.S. residents,
●	the significant extra cost and time requirements to provide audited accounts for any non-Australian operations,
●	significantly different/expensive website and documentation requirements for Australia, and
●	the perceived reticence of U.S. investors to invest in Australian operations (mainly due to an unwillingness to travel to Australia for due diligence purposes).

Accordingly, IEG ceased doing business in Australia in 2012.

Liquidity and Capital Resources, page 75

Comment 8. We note your response to our comment 66 and reissue our previous comment in part. Considering the disclosure of your current liquidity concerns, please revise to explain the rationale behind the board of director’s approval of a stock repurchase plan of up to $2,000,000 of your common stock disclosed in a Form 8-K filed on January 9, 2017.

Response: The Company acknowledges the Staff’s comments and has revised its disclosure in Amendment No. 3 to explain the rationale behind the board of directors’ approval of the stock repurchase program, as set forth below (see “Information About IEG Holdings—Description of IEG Holdings’ Business—Recent Developments”):

In January 2017, our Board of Directors approved a stock repurchase program authorizing the open market repurchase of up to $2,000,000 of our common stock for the following reasons:

●	The stock repurchase program permits the Company to purchase shares of its common stock from time to time at prices that are below what the Board believes to be the true value of the shares.
●	The Company’s common stock is trading at close to record low prices.
●	The stock repurchase program reflects the commitment of our Board of Directors to enhance stockholder value and its confidence in our long-term growth prospects.
●	The Board believes the stock repurchase program is a strategic investment and an appropriate use of corporate funds.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Dietrich A. King

April 18, 2017

●	Any repurchases will only be effected to the extent that they do not impair the Company’s capital or the Company’s ability to pay its debts.
●	The Company has available liquidity from existing customer loan repayments to be able to both reinvest in new customer loans and also to strategically invest back into our company via stock repurchases.
●	The stock repurchase program will assist in improving stock liquidity and ensuring a more orderly and less volatile market for a relatively small outlay of cash.
●	No purchase are required and the $2,000,000 cap on the stock repurchase program is relatively low.
●	Management has no intention to repurchase a significant number of shares unless additional capital has been secured.

Purchases under the program are authorized through December 31, 2017. No shares will be repurchased under the program until the OneMain Tender Offer has closed or has been terminated.

Material U.S. Federal Income Tax Consequences, page 138

Comment 9. We note your response to comment 71. Please revise your disclosure to clarify that it is based on the tax opinion you are receiving from counsel, identifying counsel by name.

Response: The Company has revised its disclosure in Amendment No. 3 to clarify that it is based on the tax opinion the Company is receiving from counsel, identifying counsel by name.

IEG Holdings Financial Statements

Note 1 – Summary of Significant Accounting Policies – Fair Value of Financial Instruments, page F-10

Comment 10. We note your response to our comment 73 and reissue our previous comment in full. Alternatively, tell us where you have made revisions addressing our comment.

Response: The Company’s annual financial statements included in this S-4/A have been updated to disclose all information required by ASC 825-10-50-10 for our loans receivable. Going forward, the Company intends on including such increased disclosure in all future financial reports, beginning with the Company’s first quarter, March 31, 2017 financial statements.

Schedule TO-T/A filed March 27, 2017 Item 10. Financial Statements

Comment 11. We note the response provided in reply to our prior comment number 82. Item 1010(a)(3) of Regulation M-A requires disclosure of the ratio of earnings to fixed charges. The ratio only needs to be computed in a manner consistent with Item 503(d) of Regulation S-K. Item 503 need not actually apply, and otherwise does not serve as a prerequisite in determining whether or not disclosure of the ratio is required. Please revise to include the ratio of earnings to fixed charges for the time period specified in Item 1010(a) of Regulation M-A.

Response: The Company acknowledges the Staff’s comment and has included the ratio of earnings to fixed charges in the Schedule TO-T/A.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Dietrich A. King

April 18, 2017

Item 12. - Exhibit 99(a)(4) | Press Release Announcing Extension of Tender Offer

Comment 12. The Private Securities Litigation Reform Act of 1995, by its terms, does not apply to protect forward-looking statements made in connection with a tender offer. The press release affirmatively stated that such statements we eligible for protection under that Act’s safe harbor provisions. Please confirm that all future communications made by the bidder(s) will not expressly or impliedly indicate that forward-looking statements, such as any financial projections or estimated synergies, qualify for protection under the Act’s safe harbor provisions.

Response: The Company acknowledges the Staff’s comment and confirms that all future communications made by the Company will not expressly or impliedly indicate that forward-looking statements, such as any financial projections or estimated synergies, qualify for protection under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

If the Staff has any comments regarding Amendment No. 1 or any future amendments, please feel free to contact the undersigned.

Legal & Compliance, LLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	H. Stephen Kim/U.S. Securities and Exchange Commission
Michael Volley/U.S. Securities and Exchange Commission
William H. Dorton/U.S. Securities and Exchange Commission
Nicholas Panos/U.S. Securities and Exchange Commission
Paul Mathieson/IEG Holdings Corporation

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832